UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CAPRIUS, INC.
                                  -------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    14066K107
                                    ---------
                                 (CUSIP Number)

                                  George Aaron
                                c/o Caprius, Inc.
                                One Parker Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 592-8838

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
 ----------------------------------------------------------------------------

                                  JUNE 28, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------
CUSIP NO. 14066K107

-----------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GEORGE AARON

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
     7       SOLE VOTING POWER

                      3,108,589 shares (includes options for 18,500 shares)
             -------------------------------------------------------------------
     8       SHARED VOTING POWER

                      100 shares
     ---------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

                      3,108,589 shares (includes options for 18,500 shares)
     ---------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

                      100 shares
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,108,689 shares (includes options for 18,500 shares)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |_|

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        21.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

                        IN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Caprius, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at One Parker Plaza, Fort Lee, New Jersey 07024.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      George Aaron

                  (b)-(c) Mr. Aaron currently serves as the President, Chief Executive Officer and a director of the Company.

                  (d) During the past five years, Mr. Aaron has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mr. Aaron has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Aaron is a United States citizen.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Aaron acquired 3,089,489 shares of the Company's Common Stock pursuant to an Agreement and Plan of Merger, dated as of June 28, 1999 (the "Merger Agreement"), by and among the Company, Caprius Merger Sub, Inc., a wholly-owned subsidiary of the Company ("Merger Sub"), Opus Diagnostics Inc. ("Opus"), and the Opus stockholders, George Aaron and Jonathan Joels. On June 28, 1999, Merger Sub merged (the "Merger") with and into Opus and Opus, as the surviving corporation, became a wholly-owned subsidiary of the Company.

                  The Merger was consummated coincident with the closing of an Asset Purchase Agreement between Opus and Oxis Health Products Inc., a Delaware corporation ("Oxis"), whereby Opus acquired the therapeutic drug monitoring assay business from Oxis for $500,000 in cash, a secured promissory note in the principal amount of $565,000 (to be adjusted based upon the closing inventory) payable on November 30, 1999, and a warrant granting Oxis the right to acquire up to 10% equity interest in Opus (on a pre-Merger basis). Messrs. Aaron and Joels formed Opus for the purpose of effecting the transactions with Oxis and with the Company.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Opus entered into the Merger in order to place the TDM Business in a corporation which was a reporting issuer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and whose Common Stock was publicly traded. Messrs. Aaron and Joels, the principals of Opus, believed that acting through a public company which has been engaged in the healthcare industry would facilitate the raising of equity or debt capital as may be needed for the TDM Business and other businesses which they may suggest that the Company acquires and for forms of consideration offered for potential acquisitions. Opus management had considered other transactions prior to entering into the Merger Agreement with the Company. Upon the closing of the Merger, Mr. Aaron became an executive officer and a director of the Company.

                  Mr. Aaron will evaluate business opportunities and engage in transactions that he and the Board of Directors deem to be in the best interests of the Company, including disposing of certain assets and other acquisitions or dispositions. Other than as set forth herein, Mr. Aaron has no present intention to engage or to cause the Company to engage in any other transactions referred to in Paragraphs (a) through (j) of this Item, except that he may, either singly or with others, acquire additional securities of the Company or dispose of all or part of his shares, in open market or privately negotiated transactions, depending upon market conditions and other investment considerations existing at the time of any such transaction.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Mr. Aaron beneficially owns 3,108,689 shares (the "Shares") of Common Stock, consisting of (i) 3,089,489 shares owned directly,
(ii) 600 shares in retirement accounts, (iii) 100 shares owned jointly with his wife and (iv) 18,500 shares subject to options with exercise prices ranging from $2.925 per share to $5.00 per share expiring from January 2003 through April 2006. The Shares represent approximately 21.9% of the issued and outstanding shares of Common Stock of the Company, based upon 7,369,040 shares issued and outstanding as of May 17, 1999 (as reported in the Company's Form 10-Q for the fiscal quarter ended March 31, 1999), plus 6,178,978 shares issued upon the Merger, 225,000 shares issuable to two former executive officers pursuant to their Consulting Agreements and an aggregate of 425,000 shares issuable in connection with the settlement of a class action litigation.

                  (b) Mr. Aaron possesses the sole power to vote and the sole power to dispose or to direct the disposition with respect to the Shares, except for the 100 shares which he jointly owns with his wife.

                  (c)-(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  While Mr. Aaron and Mr. Joels were previously 50% owners of Opus and are also currently stockholders, executive officers and directors of the Company, and also are brothers-in-law, Mr. Aaron and Mr. Joels are filing separate Schedules 13D, and disclaim that they are, or should file as, a "group," as such term is deemed in Rule 13d-1 under the Exchange Act. There is no contract, agreement, understanding or other relationship between Mr. Aaron and Mr. Joels or between either of them and any other Caprius stockholder with respect to the securities of the Company.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None. The Merger Agreement was filed as an exhibit to a Form 8-K filed by the Company on July 7, 1999, and is incorporated herein.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



                                                     /s/ George Aaron
                                                     --------------------------
                                                          GEORGE AARON
Dated:  July 8, 1999